Ecopetrol Continues Advancing Its Transformation Journey with the Appointment of Its New Corporate Compliance Officer

Bogota, D.C., October 15th, 2026

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) (the "Company") announces that its Board of Directors has appointed José Eduardo Barreneche Ávila as the Company's Corporate Compliance Officer, effective no later than October 20, 2026. This appointment forms part of the Company’s ongoing strategy to strengthen its senior management structure.

José Eduardo Barreneche is an attorney who graduated from Universidad Sergio Arboleda. He holds a Master of Laws (LL.M.) in Banking and Finance Law from Queen Mary University of London, as well as a Master’s Degree in Education. He also holds postgraduate specializations in customs law, labor law, and tax law from Universidad Externado de Colombia and Universidad del Norte. He has completed additional studies in corporate compliance, asset forfeiture, indigenous peoples’ rights under the United Nations Human Rights System, International Labour Organization Convention No. 169, and land rights, among other areas.

Mr. Barreneche has more than 20 years of professional experience in corporate, commercial, labor, and business law, as well as in regulatory compliance. Over the course of his career, he has held senior positions at national and international companies operating in the agriculture, agribusiness, energy, and biofuels sectors. He has extensive experience in the design and implementation of corporate transparency and integrity programs.

Among his most significant professional achievements, Mr. Barreneche served at the Daabon Group as Legal Representative and General Counsel, advised on ethics and compliance matters, and served as a board member of more than thirty national and international companies. He has also served as Vice Chair of the Board of Directors of the Chamber of Commerce of Santa Marta and as a university professor at both the undergraduate and the graduate levels, teaching courses in human rights, compliance, corporate law, negotiable instruments, labor law, and customs law, among other subjects. His professional background also includes experience in collective bargaining processes and in domestic and international mergers and acquisitions.

The Company further announces that Mr. Rodolfo Mario García, who previously served as Corporate Compliance Officer, remained employed by the Company through October 13, 2026, in connection with the mutually agreed termination of his employment relationship with the Company. The Company thanks Mr. García for his contributions during his tenure and wishes him continued success in his future professional endeavors.

Effective October 14, 2026, and until José Eduardo Barreneche formally assumes the position of Corporate Compliance Officer, Mr. Julio Ricardo Corredor Calderón, the Company's current Alternate Compliance Officer, will serve as Acting Corporate Compliance Officer.

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla–Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with drilling and exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Investor Relations Office

Email: investors@ecopetrol.com.co

Corporate Communications (Colombia)

Email: _noticias@ecopetrol.com.co